FORM NRSRO EXHIBIT #4 - ORGANIZATIONAL STRUCTURE
EGAN-JONES RATINGS COMPANY (November 29, 2016)


Board of Directors*
Operations COO
Compliance** DCO
CEO/Ratings***
Ratings Review & Policy Committee (RRC)
Sales/Marketing
Accounting
Information Technology
EJ Proxy
Compliance Advisor
Sr. Rating Analysts
Rating Analysts, Modeling
Rating Analysts, Production
Admin, Curator

* Board of directors consists of 3 members, 2 of which are Independent.
** Interim DCO.
*** EJR CEO oversees EJR Compliance.